Exhibit 99.1

LATAM AIRLINES GROUP REPORTS A 21.8% IMPROVEMENT IN OPERATING INCOME AND A 10.1% OPERATING MARGIN FOR THE THIRD QUARTER 2019

Santiago, Chile, November 12, 2019 – LATAM Airlines Group S.A. (NYSE: LTM; IPSA: LTM), the leading airline group in Latin America, announced today its consolidated financial results for the quarter ending September 30, 2019. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S. dollars. The Brazilian real / US dollar average exchange rate for the quarter was BRL 3.97 per USD.

Highlights

●	LATAM Airlines Group reported an operating income of US$268.9 million in the third quarter of 2019, representing a 21.8% increase compared to the same period in 2018. LATAM’s operating margin reached 10.1% in the quarter, an increase of 1.2 percentage points year-on-year. Net income totaled US$86.3 million for the third quarter, an improvement of US$51.1 million year-over-year.

●	Total revenues increased 6.9% year-over-year to US$2,665.1 million in the third quarter of 2019 driven by an 11.1% growth in passenger revenues. Passenger revenues per available seat kilometer (RASK) grew by 9.1% year-over-year, reflecting RASK improvements on international routes to the US and continuous RASK improvements for LATAM Airlines Brazil’s domestic operations. In addition, the group carried 7.6% more passengers year-on-year during the quarter – representing 1.4 million additional passengers – driven by domestic operations in Brazil and Spanish-speaking markets affiliates.

●	Total operating expenses increased 5.5% year-over-year in the third quarter to US$2,396.2 million, while costs per ASK (CASK) grew by 3.6% year-over-year and CASK excluding fuel (CASK ex-fuel) by 8.2% year-over-year. Cost increases were mainly driven by the accounting effect of IAS21 & IAS29 (hyperinflation) in Argentina and the performance bonus reversal in third quarter 2018. Excluding both effects, CASK would have declined by 0.7% year-over-year and CASK ex-fuel would have increased by 2.6%.

●	LATAM Airlines Group narrowed its guidance for operating margin for full year 2019 to approximately 7%.

●	On September 26, 2019, LATAM and Delta announced a strategic agreement to bring together the leading group of airlines in Latin America and North America. Passengers will benefit from greater travel choices across the Americas and an industry leading customer experience, while providing LATAM new growth opportunities, building upon Delta’s and LATAM’s global footprint and their highly complementary route networks. In addition, LATAM will improve its capital structure through increased cash flow generation and the consequent reduction of forecasted debt. Since the announcement of the strategic agreement, Delta has filed its HSR notification with the US authorities which is a prerequisite to launching its tender offer for 20% of LATAM’s shares.

●	During September, LATAM announced that Mr. Enrique Cueto will step down from his role as CEO on March 31, 2020, after 25 years leading the company. Mr. Cueto will be succeeded by Mr. Roberto Alvo, the group’s current Chief Commercial Officer, who has been part of the group for 18 years with successful roles in finance, fleet, planning and in recent years, has led its commercial area.

●	During September, LATAM also announced the consolidation of its frequent flyer programs under the single brand LATAM Pass, bringing together the existing clients of LATAM Pass and the clients from LATAM Fidelidade and Multiplus. With this rebranding, LATAM completed the consolidation of a single frequent flyer program, with 38 million members.

●	Finally, LATAM Airlines Group was listed in the ‘World’ category of the Dow Jones Sustainability Index (DJSI) for the sixth consecutive year; recognition of the company’s ongoing commitment to incorporating sustainable practices into every aspect of its operations. Today, LATAM Airlines Group is the only airline group in the Americas with a presence in this category and one of the only three airline groups in the world in the category

MANAGEMENT COMMENTS ON THE THIRD QUARTER 2019

During the third quarter, LATAM reached an operating margin of 10.1%, an improvement of 1.2 percentage points compared to third quarter last year. This operating margin improvement reflects the adjustments made by the Company in order to improve profitability as we focus on actively managing capacity and achieving healthy load factors across all markets.

Even though currencies across the region remained devalued, capacity adjustments in international routes are improving the pricing environment of our operations, especially from Brazil to the US. On the other hand, domestic operation of our affiliates – both in Brazil and Spanish-speaking markets – operated 10% more ASKs during the quarter, carrying more than 1.5 million additional passengers than in the third quarter last year and maintaining a healthy RASK environment in local currencies. Regarding domestic Brazil, RASK rose by 24% in Brazilian real and 23% in USD, while in the Spanish-speaking domestic markets RASK showed a 10% decline in USD, mainly as a result of the year-over-year devaluation of local currencies.

When looking at LATAM’s cost performance, third quarter 2018 represents a tough comparison basis as the Company reached the lowest cost per ASK excluding fuel ever, in part due to the performance bonus reversal in 2018. However, the commitment to maintain an efficient and competitive cost structure remains unchanged and the Company continues working on further devolving its cost initiatives going forward to offset inflation across the region. Cost per ASK excluding fuel in the third quarter 2019 reached US$4.4 cents, which is lower than the US$4.5 cents of the first half 2019. In this line, cost per ASK excluding fuel for the nine months ending in September period showed a decline of 2.3% year-over-year.

All of the above, evidences the resilience of the Company to challenging market conditions and reaffirms our commitment with the goals set for the year.

management discussion and analysis of THIRD Quarter 2019 Results

Total revenues in the third quarter 2019 totaled US$2,665.1 million, compared to US$2,492.0 million in the same period of 2018. This 6.9% increase was driven by an 11.1% increase in passenger revenues, partially offset by a 9.8% decline in cargo revenues and a 31.0% decline in other revenues mainly explained by the acquisition of Multiplus, whose revenues are no longer included under other revenues but in passenger revenues. Passenger and cargo revenues accounted for 87.8% and 9.4% of the total operating revenue for the quarter, respectively.

Passenger revenues increased 11.1% during the quarter as a result of a 9.1% increase in RASK and a 1.8% increase in capacity. The passenger RASK increase resulted from a 7.6% yield growth together with a load factor increase of 1.1 p.p. Increases in RASK were mainly explained by LATAM Airlines Brazil’s domestic operations.

Revenues per ASK for LATAM’s main passenger business units are shown in the table below:

	For the three month period ended September 30
	RASK		ASK		Load Factor
	(US cents)		(millions)
	3Q19	% Change (YoY)	3Q19	% Change (YoY)	3Q19	% Change (YoY)

Business Unit
Domestic SSC	6.5	-9.5%	7,013	9.5%	81.3%	-0.2 pp
Domestic Brazil	7.4	22.7%*	10,548	9.8%	82.1%	0.5 pp
International	6.0	0.5%	20,321	-4.1%	85.2%	2.0 pp
Total	6.2	9.1%	37,882	1.8%	83.6%	1.1 pp

*	RASK in domestic Brazil increased 24.3% measured in BRL

Note: revenues include ticket revenue, ancillary, frequent flyer program revenues, other revenues and breakage.

The domestic operations of LATAM Airlines Group’s Spanish speaking country affiliates (SSC) –which include LATAM Airlines Chile, LATAM Airlines Peru, LATAM Airlines Argentina, LATAM Airlines Colombia and LATAM Airlines Ecuador– accounted for 18.5% of total passenger revenue in the quarter. Their consolidated capacity increased 9.5% year-over-year, while traffic measured in RPK rose 9.3%. As a result, consolidated load factor decreased by 0.2 p.p. to 81.3%. Revenues per ASK in USD fell by 9.5% in the quarter mainly due to currencies devaluation. During the quarter, LATAM’s SSC affiliates carried 730.000 more passengers than in third quarter 2018, mainly in Peru, Colombia and Chile.

In Brazil’s domestic passenger operation – which represented 31.7% of total passenger revenues in the quarter – LATAM Airlines Brazil increased its domestic capacity by 9.8% year-over-year. Traffic measured in RPK increased by 10.4%, resulting in a 0.5 p.p. increase in the load factor to 82.1%. Revenues per ASK increased 22.7% year-over-year due to changes in the competitive environment and continued recovery in domestic demand while in local currency revenues per ASK increased by 24.3% year-over-year.

International passenger operations accounted for 49.8% of total passenger revenues. Consolidated capacity decreased by 4.1% year-over-year in the quarter, while international traffic decreased 1.8%. As a result, passenger load factor increased by 2.0 p.p. to 85.2%. Consolidated RASK improved by 0.5%, mainly driven by the routes to the US, partially offset by RASK declines in the routes to Europe.

Cargo revenues decreased 9.8% in the quarter, reaching US$251.7 million, partially explained by the sale of our former Mexican subsidiary MasAir in the second half of 2018 that reduced our cargo revenues by approximately US$10 million. Excluding MasAir, cargo yields decreased by 7.0%, while load factor reached 53.6%, an increase of 0.4 points compared to the third quarter 2018. As a result, cargo revenues per ATK declined by 6.2% in comparison to the same quarter of the previous year. Import markets continued to show declines year-over-year, especially to Brazil and Argentina driven by weaker currencies and general economic uncertainty, partially offset by a better performance of export and domestic markets.

Other revenues totaled US$73.1 million in the third quarter of 2019, a 31.0% decrease compared to the same period of last year mainly due to the acquisition and subsequent merger of Multiplus with LATAM Airlines Brazil. Excluding Multiplus, other revenues would have declined 10.0%, mainly due to lower revenues from maintenance services to third parties.

Total operating expenses in the third quarter amounted to US$2,396.2 million, a 5.5% increase compared to the same period of 2018. Cost per ASK increased by 3.6% and Cost per ASK excluding fuel costs increased by 8.2% in the same period. This increase was mainly explained by the hyperinflation (IAS21 and IAS29) effect, as the Argentinian economy has been considered hyperinflationary for purposes of IFRS since third quarter 2018. This accounting effect resulted in approximately US$93 million lower costs in third quarter 2018 and US$38 million lower costs in third quarter 2019. In addition, in the third quarter 2018 we registered a performance bonus reversal . Excluding both effects, Cost per ASK decreased by 0.7% year-over-year and Cost per ASK excluding fuel costs increased by 2.6% in the same period. Changes in operating expenses were mainly explained by:

●	Wages and benefits increased 10.8%, explained by a performance bonus reversal in third quarter 2018. Excluding this effect, wages and benefits would have declined 0.2% due to a 1.1% decline in the average headcount during the quarter, offset by an increase in INSS payroll taxes in Brazil.
●	Fuel costs declined by 4.0%, as a result of an 11.4% decrease in the average fuel price per gallon (excluding hedge) as compared to the third quarter of 2018. The latter was partially offset by a 4.3% increase in fuel consumption. In addition, in the third quarter 2019, the Company recognized a US$8.8 million loss related to hedging contracts, which compares to US$19.3 million gain in the third quarter 2018.
●	Commissions to agents increased by US$10.8 million mainly due to the 7.6% increase in passengers carried and higher sales through agencies in the corporate market.
●	Depreciation and amortization rose 9.2% mainly due to a decrease in the expected life of engines and to 13 additional aircraft on average in our fleet compared to the same period of 2018.
●	Other rental and landing fees increased 6.8%, mainly due to higher passenger operations as well as higher costs related to ground handling operations.
●	Passenger service declined by 9.1% due to lower rate of passenger contingencies during the quarter compared to the same period of 2018, partially offset by a 7.6% increase in passengers carried.
●	Maintenance expenses increased by US$21.3 million mainly due to lower credits related to aircraft delays and to 13 additional aircraft on average in our fleet compared to the third quarter last year.
●	Other operating expenses increased 12.0%, mainly explained by the hyperinflation effect (IAS21 and IAS29) in Argentina and an increase of booking costs due to the 7.6% increase in passengers carried compared to third quarter 2018.

Non-operating results

●	Interest income decreased by US$5.2 million year-over-year to US$4.1 million in third quarter 2019, as a result of the merger of Multiplus with LATAM Airlines Brazil in the second quarter 2019. Investments made with the cash that belonged to Multiplus are now recorded under Other income (expenses).
●	Interest expense increased US$10.0 million to US$145.8 million in the third quarter 2019 mainly due to one-time expenses related to the early redemption of a portion of LATAM’s 2020 unsecured bond.
●	Under Other income (expense), the Company registered a US$72.3 million net loss, including a US$74.8 million in foreign exchange loss. This compares to the US$82.8 million net loss in other income (expense) in the third quarter of 2018, which included a foreign exchange loss of US$92.4 million.

Net income in the third quarter amounted to US$86.3 million, an increase of US$51.1 million year-over-year, mainly explained by US$48.1 million increase in operating income driven by higher passenger revenues. For the year-to-date period, LATAM Airlines recorded a net loss of US$36.6 million, an improvement of US$43.7 million year-over-year.

LIQUIDITY AND FINANCING

By the end of the quarter, LATAM´s financial debt amounted to US$7.5 billion, a 3.0% decrease compared to previous quarter, while leverage decreased to 4.2x from 4.5x in June 2019. For the balance of 2019, the Company has roughly US$260 million in debt maturities. In addition, LATAM gave notice to the trustee of the LATAM 2020 unsecured notes that LATAM will redeem the remaining US$262 million principal amount of outstanding notes. The redemption is subject to the receipt by the Company prior to the redemption date of sufficient funds from other funding sources. The terms of the redemption are described in the notice of redemption to be sent to registered holders on or about November 15, 2019. If the redemption is completed, the debt maturities for the year 2020 will be reduced to approximately US$1 billion

At the end of the third quarter 2019, LATAM reported US$1,392 million in cash and cash equivalents, including certain highly liquid investments accounted as other current financial assets. Furthermore, the Company´s liquidity position is enhanced by US$600 million of an undrawn revolving credit facility1 (RCF) line. Thus, LATAM’s liquidity position amounted to 19.3% of the last twelve months’ net revenue by September 30, 2019.

Regarding hedging, the main objective of LATAM Airlines Group Hedge Policy is to protect medium term liquidity risk from fuel price increases, while benefiting from fuel price reductions by building option structures with a cap and a floor (3-ways collar and 4-ways collar). Accordingly, the Company hedges a portion of its estimated fuel consumption. Hedge positions per quarter for the next months are shown in the table below:

	3Q19	4Q19	1Q20	2Q20

Hedge positions
Estimated Fuel consumption hedged	60%	56%	70%	62%

LATAM FLEET PLAN

Fleet commitments for 2019 amount to US$1,197 million, with approximately US$666 million accounting for capital expenditures. To date, LATAM has successfully financed all of its 2019 deliveries with a combination of sales & leasebacks and JOLCO financing, comprising senior secured debt and Japanese equity. For 2020, expected fleet commitments amount to US$796 million. The Company is constantly working on adjusting its fleet to the current demand environment, so it can optimize its utilization and thus maximize profitability.

[1]	Subject to borrowing base availability

The table below reflects the updated fleet plan of LATAM until 2022:

By year end	2019E	2020E	2021E	2022E

Passenger Aircraft
Narrow Body
Airbus A319-100	46	41	41	41
Airbus A320-200	136	138	134	138
Airbus A320 Neo	13	18	24	29
Airbus A321-200	49	49	49	49
Airbus A321 Neo	-	4	9	13
TOTAL	244	250	257	270

Wide Body
Boeing 767-300	31	29	28	28
Airbus A350-900	8	10	9	9
Boeing 777-300 ER	10	10	10	10
Boeing 787-8	10	10	10	10
Boeing 787-9	16	18	20	20
TOTAL	75	77	77	77

Cargo Aircraft
Boeing 767-300F	11	11	11	11
TOTAL	11	11	11	11

TOTAL OPERATING FLEET	330	338	345	358

Subleases
Airbus A320-200	5	5	5	5
Airbus A350-900	5	1	-	-
Boeing 767-300F	1	1	1	1
TOTAL	11	7	6	6

TOTAL FLEET	341	345	351	364

Fleet Commitment (US$ million)	1,197	796	889	619

Note: Fleet plan excludes the Airbus A350 aircraft to be assigned to Delta and includes 10 Airbus A320-200 subject to execution of the related contract documentation

2019 GUIDANCE

Capacity growth guidance for 2019 remains unchanged (see table below). In addition, the Company narrowed its guidance for operating margin for full year 2019 to approximately 7.0%.

2019
		Previous Guidance	New Guidance

ASK Growth (Passenger)	Total Network	3% - 5%	3% - 5%
	International	0% - 2%	0% - 2%
	Brazil Domestic	5% - 7%	5% - 7%
	SSC Domestic	8% - 10%	8% - 10%

ATK Growth (Cargo)		0% - 2%	0% - 2%

Operating Margin		7.0% - 9.0%	~7.0%

LATAM filed its quarterly financial statements for the three-month period ended September 30, 2019 with the Comisión para el Mercado Financiero of Chile on November 12, 2019. These financial statements will be available in Spanish and English languages at http://www.latamairlinesgroup.net.

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering services to 142 destinations in 25 countries, including six domestic markets in Latin America – Argentina, Brazil, Chile, Colombia, Ecuador and Peru – in addition to international operations in Latin America, Europe, the United States, the Caribbean, Oceania, Africa and Asia.

The airline group employs over 41,000 people worldwide, operating approximately 1,300 flights per day and transporting 71 million passengers per year.

LATAM Airlines Group has 327 aircraft in its fleet, which features the latest and most modern models including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airline group in the Americas and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2018, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the sixth consecutive year.

LATAM Airlines Group shares are traded on the Santiago Stock Exchange and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LATAM Airlines Group S.A.

Consolidated Financial Results for the third quarter 2019 (in thousands of US Dollars)

2018 periods have been re-expressed to reflect adoption of IFRS 16 accounting standards

	For the three month period ended September 30
	2019	2018	% Change

REVENUE
Passenger	2,340,297	2,107,168	11.1%
Cargo	251,691	278,883	-9.8%
Other	73,112	105,930	-31.0%
TOTAL OPERATING REVENUE	2,665,100	2,491,981	6.9%

EXPENSES
Wages and Benefits	-446,772	-403,345	10.8%
Aircraft Fuel	-717,320	-747,263	-4.0%
Commissions to Agents	-59,800	-48,954	22.2%
Depreciation and Amortization	-375,841	-344,080	9.2%
Other Rental and Landing Fees	-310,419	-290,586	6.8%
Passenger Services	-62,734	-69,050	-9.1%
Aircraft Maintenance	-104,551	-83,235	25.6%
Other Operating Expenses	-318,774	-284,705	12.0%
TOTAL OPERATING EXPENSES	-2,396,211	-2,271,218	5.5%

OPERATING INCOME	268,889	220,763	21.8%
Operating Margin	10.1%	8.9%	1.2 pp

Interest Income	4,063	9,300	-56.3%
Interest Expense	-145,813	-135,827	7.4%
Other Income (Expense)	-72,319	-82,847	-12.7%

INCOME BEFORE TAXES AND MINORITY INTEREST	54,820	11,389	381.3%
Income Taxes	32,202	26,365	22.1%

INCOME BEFORE MINORITY INTEREST	87,022	37,754	130.5%

Attributable to:
Shareholders	86,265	35,213	145.0%
Minority Interest	757	2,541	-70.2%

NET INCOME	86,265	35,213	145.0%
Net Margin	3.2%	1.4%	1.8 pp

Effective Tax Rate	58.7%	231.5%	-172.8 pp

EBITDA	644,730	564,843	14.1%
EBITDA Margin	24.2%	22.7%	1.5 pp.

LATAM Airlines Group S.A.

Consolidated Financial Results for the nine-month period ended September (in thousands of US Dollars)

2018 periods have been re-expressed to reflect adoption of IFRS 16 accounting standards

	For the nine month period ended September 30
	2019	2018	% Change

REVENUE
Passenger	6,527,954	6,381,738	2.3%
Cargo	784,448	874,406	-10.3%
Other	247,923	323,727	-23.4%
TOTAL OPERATING REVENUE	7,560,325	7,579,871	-0.3%

EXPENSES
Wages and Benefits	-1,355,024	-1,353,632	0.1%
Aircraft Fuel	-2,185,227	-2,150,673	1.6%
Commissions to Agents	-166,573	-163,189	2.1%
Depreciation and Amortization	-1,079,214	-1,030,402	4.7%
Other Rental and Landing Fees	-936,644	-897,586	4.4%
Passenger Services	-191,309	-224,810	-14.9%
Aircraft Maintenance	-316,562	-290,025	9.1%
Other Operating Expenses	-938,567	-925,694	1.4%
TOTAL OPERATING EXPENSES	-7,169,120	-7,036,011	1.9%

OPERATING INCOME	391,205	543,860	-28.1%
Operating Margin	5.2%	7.2%	-2.0 pp

Interest Income	16,263	34,227	-52.5%
Interest Expense	-426,058	-408,353	4.3%
Other Income (Expense)	-37,342	-229,035	-83.7%

INCOME BEFORE TAXES AND MINORITY INTEREST	-55,932	-59,301	-5.7%
Income Taxes	22,928	-2,966	-873.0%

INCOME BEFORE MINORITY INTEREST	-33,004	-62,267	-47.0%

Attributable to:
Shareholders	-36,626	-80,368	-54.4%
Minority Interest	3,622	18,101	-80.0%

NET INCOME	-36,626	-80,368	-54.4%
Net Margin	-0.5%	-1.1%	0.6 pp

Effective Tax Rate	-41.0%	5.0%	-46.0 pp

EBITDA	1,470,419	1,574,262	-6.6%
EBITDA Margin	19.4%	20.8%	-1.3 pp.

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended			For the nine month period ended
	September 30			September 30
	2019	2018	% Change	2019	2018	% Change

System
Costs per ASK (US Cent)	6.3	6.1	3.6%	6.5	6.6	-2.4%
Costs per ASK ex fuel (US Cents)	4.4	4.1	8.2%	4.5	4.6	-2.3%
Fuel Gallons Consumed (millions)	322.9	309.5	4.3%	945.4	888.1	6.5%
Fuel Gallons Consumed per 1,000 ASKs	8.5	8.3	2.4%	8.5	8.4	2.0%
Fuel Price (with hedge) (US$ per gallon)	2.22	2.44	-8.7%	2.31	2.44	-5.1%
Fuel Price (without hedge) (US$ per gallon)	2.19	2.48	-11.4%	2.29	2.47	-7.4%
Average Trip Length (km)	1,650.7	1,720.9	-4.1%	1,708.7	1,743.5	-2.0%
Total Number of Employees (average)	41,048	41,516	-1.1%	40,893	42,141	-3.0%
Total Number of Employees (end of the period)	41,193	40,974	0.5%	41,193	40,974	0.5%

Passenger
ASKs (millions)	37,882	37,197	1.8%	110,707	106,058	4.4%
RPKs (millions)	31,683	30,698	3.2%	92,686	88,177	5.1%
Passengers Transported (thousands)	19,194	17,838	7.6%	54,243	50,574	7.3%
Load Factor (based on ASKs) %	83.6%	82.5%	1.1 pp	83.7%	83.1%	0.6 pp
Yield based on RPKs (US Cents)	7.4	6.9	7.6%	7.0	7.2	-2.7%
Revenues per ASK (US cents)	6.2	5.7	9.1%	5.9	6.0	-2.0%

Cargo
ATKs (millions)	1,592	1,635	-2.6%	4,717	4,839	-2.5%
RTKs (millions)	853	875	-2.5%	2,601	2,632	-1.1%
Tons Transported (thousands)	225	228	-1.6%	660	684	-3.5%
Load Factor (based on ATKs) %	53.6%	53.5%	0.1 pp	55.2%	54.4%	0.8 pp
Yield based on RTKs (US Cents)	29.5	31.9	-7.5%	30.2	33.2	-9.2%
Revenues per ATK (US Cents)	15.8	17.1	-7.3%	16.6	18.1	-8.0%

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of September 30	As of December 31
	2019	2018

Assets:

Cash, and cash equivalents	947,442	1,081,642
Other financial assets	535,729	383,984
Other non-financial assets	255,613	290,476
Trade and other accounts receivable	1,381,583	1,162,582
Accounts receivable from related entities	12,925	2,931
Inventories	368,013	279,344
Tax assets	53,365	69,134
Non-current assets and disposal groups held for sale	363,413	5,768
Total current assets	3,918,083	3,275,861

Other financial assets	52,765	58,700
Other non-financial assets	209,728	227,541
Accounts receivable	4,472	5,381
Intangible assets other than goodwill	1,355,640	1,441,072
Goodwill	2,139,315	2,294,072
Property, plant and equipment	12,359,187	12,501,809
Tax assets	-	757
Deferred tax assets	255,640	273,529
Total non-current assets	16,376,747	16,802,861

Total assets	20,294,830	20,078,722

Liabilities and shareholders’ equity:

Other financial liabilities	2,125,965	1,794,286
Trade and other accounts payables	1,872,513	1,674,303
Accounts payable to related entities	75	382
Other provisions	5,016	4,794
Tax liabilities	6,027	3,738
Other non-financial liabilities	2,583,782	2,454,746
Total current liabilities	6,593,378	5,932,249

Other financial liabilities	8,432,493	8,359,462
Accounts payable	600,569	529,277
Other provisions	288,370	303,495
Deferred tax liabilities	705,674	786,571
Employee benefits	95,194	82,365
Other non-financial liabilities	738,450	644,702
Total non-current liabilities	10,860,750	10,705,872

Total liabilities	17,454,128	16,638,121

Share capital	3,146,265	3,146,265
Retained earnings	182,345	218,971
Treasury Shares	(178)	(178)
Other reserves	(482,509)	(4,365)
Equity attributable to the parent company’s equity holders	2,845,923	3,360,693
Minority interest	-5,221	79,908

Total net equity	2,840,702	3,440,601

Total liabilities and equity	20,294,830	20,078,722

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of September 30, 2019	As of September 30, 2018

Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	8,230,559	7,448,849
Other cash receipts from operating activities	64,919	68,738

Payments for operating activities
Payments to suppliers for goods and services	(5,096,491)	(4,722,978)
Payments to and on behalf of employees	(1,424,201)	(1,395,536)
Other payments for operating activities	(210,046)	(182,722)
Income Taxes refunded (paid)	(32,566)	(50,426)
Other cash inflows (outflows)	117,423	(9,754)

Net cash flows from operating activities	1,649,597	1,156,171

Cash flow used in investing activities
Cash flows arising from losing control of subsidiaries or other businesses	-	40,248
Cash flows used to obtain control of subsidiaries or other businesses	(5)	-
Cash flows used in the purchase of non-controlling interest	(294,105)	-
Other cash receipts from sales of equity or debt instruments of other entities	3,066,595	2,690,336
Other payments to acquire equity or debt instruments of other entities	(3,211,312)	(2,810,734)
Amounts raised from sale of property, plant and equipment	47,896	218,975
Purchases of property, plant and equipment	(588,170)	(502,259)
Purchases of intangible assets	(62,842)	(71,215)
Cash advances and loans granted to third parties	(47,936)	-
Interest Received	14,043	7,360
Other cash inflows (outflows)	(1,921)	416

Net cash flows used in investing activities	(1,077,757)	(426,873)

Cash flow from (used in) financing activities
Amounts raised from long-term loans	1,349,970	769,162
Amounts raised from short-term loans	64,000	243,000
Loans repayment	(1,137,847)	(1,320,768)
Payments of lease liabilities	(292,082)	(280,768)
Dividends paid	(55,116)	(68,206)
Interest paid	(397,206)	(380,004)
Other cash inflows (outflows)	(58,341)	(7,969)

Net cash flows from (used in) financing activities	(526,622)	(1,045,553)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	45,218	(316,255)
Effects of variations in the exchange rate on cash and equivalents	(179,418)	(139,310)
Net increase (decrease) in cash and cash equivalents	(134,200)	(455,565)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,081,642	1,142,004

CASH AND CASH EQUIVALENTS AT END OF PERIOD	947,442	686,439

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of September 30	As of December 31
	2019	2018

Total Assets	20,294,830	20,078,722
Total Liabilities	17,454,128	16,638,121
Total Equity*	2,840,702	3,440,601
Total Liabilities and Shareholders equity	20,294,830	20,078,722

Debt
Current and long term portion of loans from financial institutions	5,538,587	5,636,872
Current and long term portion of obligations under capital leases	1,946,674	1,624,854
Total Financial Debt	7,485,261	7,261,726
Lease liabilities	3,031,733	2,858,049
Total Gross Debt	10,516,994	10,119,775
Cash and cash equivalents	-1,392,470	-1,404,070
Total Net Debt	9,124,524	8,715,705

(*)	Note: Includes minority interest

LATAM Airlines Group S.A.

Main Financial Ratios

	As of September 30	As of December 31
	2019	2018

Cash and Equivalents as % of LTM revenues	13.5%	13.5%

Gross Debt (US$ thousands)	10,516,994	10,119,775
Gross Debt / EBITDA (LTM)	4.9	4.5

Net Debt (US$ thousands)	9,124,524	8,715,705
Net Debt / EBITDA (LTM)	4.2	3.9

Including the Revolving Credit Facility, Cash and Equivalents as % of LTM revenues reaches 19.3%

LATAM Airlines Group S.A.

Consolidated Fleet

	As of September 30, 2019
	Operating leases on balance under IFRS16	Aircraft on Property, Plant & Equipment	Total

Passenger Aircraft
Airbus A319-100	9	37	46
Airbus A320-200	45	91	136
Airbus A320-Neo	5	5	10
Airbus A321-200	19	30	49
Airbus A350-900	3	4	7
Boeing 767-300	2	31	33
Boeing 777-300 ER	6	4	10
Boeing 787-8	4	6	10
Boeing 787-9	10	4	14
TOTAL	103	212	315

Cargo Aircraft
Boeing 767-300F	1	8	9
TOTAL	1	8	9

Short-term leases
Boeing 777-200	1	-	1
TOTAL SHORT-TERM LEASES	1	0	1

TOTAL OPERATING FLEET	105	220	325

Subleases
Airbus A320-200	-	5	5
Airbus A350-900	3	1	4
Boeing 767-300F	-	1	1
TOTAL SUBLEASES	3	7	10

TOTAL FLEET	108	227	335

Note: This table includes three Airbus A350-900 that were reclassified from Property, Plant and Equipment to Assets Held for Sale, one of which is currently in sublease to a third party